                                                                     EXHIBIT 1.1



                              Contact:    Ronald Benanto
                                          Chief Financial Officer
                                          (201) 867-2800

                                          Christine DiSanto/
                                          Caroline Babbitt/
                                          Amanda Mullin
                                          Morgen-Walke Associates
                                          (212) 850-5600

For Immediate Release
---------------------
                              Media:      Stacy Berns/Jeff Siegel
                                          Morgan-Walke Associates
                                          (212) 850-5600

               *GENESIS DIRECT ANNOUNCES FIRST QUARTER RESULTS*
              *SIGNS DEFINITIVE AGREEMENT TO ACQUIRE CAROL WRIGHT
                         GIFTS AND CATALOG BUSINESSES*
                     *ACQUIRES FAN AND FUN SPORTS CATALOG*

     Secaucus, New Jersey, August 5, 1998 - Genesis Direct, Inc. (Nasdaq:GEND) today announced financial results for the first quarter ended June 27, 1998, and the acquisition of two direct marketing businesses.

     Net sales for the first quarter more than doubled to $33.9 million compared to $14.0 million in the first quarter of last year. The net loss in the first quarter, excluding an extraordinary loss related to the early extinguishment of debentures resulting from the Company's May initial public offering, was $18.7 million, compared to a net loss of $9.3 million in the same period of last year. The basic net loss per share in the first quarter excluding the extraordinary charge was $0.92 per share compared to a basic net loss per share of $1.07 in the first quarter of last year. The supplemental diluted net loss per share excluding the extraordinary charge was $0.73 compared to a net loss of $1.06 per share a year ago. Supplemental diluted net loss per share figures reflect in the diluted weighted average number of shares the conversion of outstanding convertible securities on an if converted basis from the date of issuance.

COX ENTERPRISES; CAROL WRIGHT GIFTS & CATALOG

     Genesis Direct also announced it has acquired the Carol Wright Gifts unit of Cox Enterprises, Inc. and anticipates that this may lead to other strategic relationships with the privately held Atlanta-based media and communications company. Cox has diversified operations and investments in the U.S. and international newspapers, television and radio stations, cable systems, programming, telecommunications and the Internet, which could

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potentially provide new outlets for Genesis Direct's multiple brands that primarily feature sports, gift, and collectible items. Carol Wright Gifts, which includes the Applecreek catalog, markets via direct mail a variety of products, many of which are part of Genesis Direct's core merchandise offerings. Carol Wright has an extensive database approaching nine million customers. Sales for the fiscal year ended December 31, 1997 were approximately $118 million, and sales are expected to exceed $140 million in fiscal 1998. Total consideration for the transaction is expected to be 2.7 million shares of Genesis Direct common stock, subject to certain regulatory approvals and the price of Genesis Direct common stock at the time of closing, which is expected to occur in early September.

     Warren Struhl, President and Chief Executive Officer of Genesis Direct, commented, "The Carol Wright purchase is the most significant acquisition we have made to date in terms of revenue, database and ongoing strategic opportunities. The acquired businesses not only have untapped marketing potential, but we are confident that we can enhance the merchandise offerings, add critical value to our combined database of over 20 million names and take advantage of new media opportunities including Cox's substantial Internet exposure."

     David Easterly, President and Chief Executive Officer of Cox Enterprises, further commented, "We are very excited to have entered into this relationship with Genesis Direct. Through 25 Cox-operated Internet sites, as well as through our other media channels, including television, radio and newspapers, we can give Genesis Direct more exposure than ever before to on-line commerce as well as to opportunities through our Cox Interactive division."

FAN AND FUN SPORTS CATALOG

     The Company also noted that it purchased the German-based Fan and Fun sports catalog, which expands Genesis Direct's global sports businesses, for approximately $800,000 in cash.

     Mr. Struhl, further commented, "Clearly, the popularity of American sports is rapidly expanding on a global basis, particularly throughout Europe. The addition of Fan and Fun's extensive database of approximately 150,000 names will bolster our international presence and enhance our USA Pro Sports Direct brand, which was successfully introduced to the British, French and German markets earlier this year. This purchase, although small, is significant to Genesis Direct, as it will further solidify our leading position overseas as a direct marketer of American sports products, and will augment the strong international demand on our web site stores through NBA.Com, NHL.Com, and MLB.Com."

     "We are pleased with Genesis Direct's accomplishments so far this year, which include a solid first quarter performance and the successful completion of three strategic acquisitions, including Biobottoms in April 1998. These acquisitions represent full-year revenue potential of approximately $160 million, which leaves us confident that we can achieve our goals for the year."

     Mr. Struhl concluded, "Looking ahead, we expect to continue to improve the productivity of our existing brands, and believe there are still many opportunities to complete additional

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acquisitions and launch new brands. As the non-store shopping industry continues its rapid expansion, we are confident that the infrastructure we have developed will enable us to capitalize on the future growth of these channels.
Importantly, we are seeing more opportunities in on-line commerce than ever before, and are very excited about the potential to further develop our highly cost effective Internet business."

     Genesis Direct is a leading database-driven specialty retailer in the rapidly growing universe of non-store shopping. With a current portfolio of 33 Company-owned brands, the Company offers products directly to consumers in targeted niche markets primarily through a variety of distinctive information-rich catalogs, as well as Internet websites and electronic media, including television and radio.

     This press release may contain statements that are forward-looking within the meaning of applicable federal securities laws and are based on Genesis Direct's current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Factors that could cause actual results to differ from those anticipated are detailed in Genesis Direct's filings with the Securities and Exchange Commission.

                               (Tables to Follow)

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                     GENESIS DIRECT, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (In thousands, except share and per share amounts)
                                  (Unaudited)

                                                                       Three Months Ended
                                                          --------------------------------------------
                                                              June 27, 1998          June 28, 1997
                                                          ----------------------  --------------------
Net Sales                                                           $    33,884            $   14,047
Cost of goods sold                                                       23,205                 9,077
                                                                    -----------            ----------
Gross profit                                                             10,679                 4,970
Selling, general and administrative expenses                             28,403                13,300
                                                                    -----------            ----------
Operating loss                                                          (17,724)               (8,330)
Interest expense - net                                                    1,016                   984
                                                                    -----------            ----------
Net loss before extraordinary item                                      (18,740)               (9,314)
     Extraordinary item/1/                                               (5,235)                   --
                                                                    -----------            ----------
Net loss                                                            $   (23,975)           $   (9,314)
                                                                    ===========            ==========

Basic net loss per share:
     Loss before extraordinary item                                 $     (0.92)           $    (1.07)
     Extraordinary item                                                   (0.26)                   --
                                                                    -----------            ----------
     Net loss                                                       $     (1.18)           $    (1.07)
                                                                    ===========            ==========
Weighted average shares - basic                                      20,380,147             8,719,011

Supplemental diluted loss per share/2/
     Loss before extraordinary item                                 $     (0.73)           $    (1.06)
     Extraordinary item                                                   (0.20)                   --
                                                                    -----------            ----------
     Net loss                                                       $     (0.93)           $    (1.06)
                                                                    ===========            ==========
Weighted average shares - fully diluted                              25,679,913             8,749,895

---------------------------------
/1/ Represents one time charge incurred on early extinguishment of debt paid off by proceeds raised in the Company's May 7, 1998 Initial Public Offering.

/2/ A supplemental diluted net loss per share is included to present results on a basis comparable to the Company's per share information subsequent to its recently concluded Initial Public Offering. Therefore, the diluted net loss per share reflects in the supplemental diluted weighted average number of shares the conversion of outstanding convertible securities on an if converted basis from the date of issuance. The dilutive impact of outstanding stock options during the periods presented is also included. The Series A Preferred Stock was converted to common stock immediately prior to the Company's Initial Public Offering and under the terms of the convertible securities, all accrued dividends have been forgiven.

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                              GENESIS DIRECT, INC.
                          CONSOLIDATED BALANCE SHEETS
                (In thousands, except share and per share data)

                                                               (unaudited)
                                                              June 27, 1998         March 28, 1998
                                                           --------------------  ---------------------
ASSETS
Current assets:
Cash and cash equivalents                                             $ 61,230               $  2,722
Accounts receivable                                                      7,970                  5,594
Merchandise inventory, net                                              30,145                 27,350
Other current assets                                                    14,546                 12,157
                                                                      --------               --------
Total current assets                                                   113,891                 47,823

Property, equipment and leasehold improvements, net                     31,305                 25,639
Other assets                                                            70,586                 65,364
                                                                      --------               --------
     Total assets                                                     $215,782               $138,826
                                                                      ========               ========

LIABILITIES AND COMMON STOCKHOLDERS' EQUITY (DEFICIENCY)
Total current liabilities                                             $ 48,540               $ 60,505
Notes payable and long-term debt, less current portion                   9,397                 41,154
Other liabilities                                                        3,116                  2,717

Series A Preferred Stock                                                   ---                 96,739
Total common stockholders' equity (deficiency)                         154,729                (62,289)
                                                                      --------               --------
     Total liabilities and common stockholders' equity                $215,782               $138,826
                                                                      ========               ========

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